

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mailstop 3233

October 19, 2017

Via E-Mail
Paul Tidwell
Chief Executive Officer and Chief Financial Officer
Innocap, Inc.
112 N. Walnut Street
PO Box 489
Jefferson, TX 75657-0489

> **Re: Innocap, Inc.**
> **Form 10-K for the fiscal year ended January 31, 2017**
> **Filed April 24, 2017**
> **Amendment 1 to Form 10-K for the fiscal year ended January 31, 2017**
> **Filed August 17, 2017**
> **File No. 000-50612**

Dear Mr. Tidwell:

We have completed our review of your filings. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Sincerely,

/s/ Kristi Marrone

Kristi Marrone
Staff Accountant
Office of Real Estate and
  Commodities